Exhibit 5

December 8, 2003

Dominion Resources, Inc.

120 Tredegar Street

Richmond, Virginia 23219

Dominion Resources, Inc.

2003 Series G Convertible Senior Notes Due 2023

(“Series G Senior Notes”)

Ladies and Gentlemen:

We have acted as counsel to Dominion Resources, Inc. (the “Company”) in connection with the Company’s issuance of $200 million principal amount of Series G Senior Notes, as described in the Company’s prospectus supplement dated December 3, 2003 (the Prospectus Supplement”). Capitalized terms not otherwise defined in this opinion have the meanings ascribed to them in the Prospectus Supplement.

In rendering this opinion, we have examined, and with your permission have relied on, the factual statements contained in the Prospectus Supplement and on such other instruments and documents, including records of the Company and certificates of public officials and authorized representatives of the Company, as we have deemed necessary or appropriate as a basis for the opinions expressed herein (collectively, the “Opinion Documents”). With your permission, we have not undertaken any independent investigation or verification of any factual matter set forth in the Opinion Documents, and we have assumed the factual statements set forth therein to be true, accurate and complete.

This opinion is based on the current provisions of the Internal Revenue Code of 1986, as amended and Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements issued by the Internal Revenue Service, judicial decisions rendered by courts of competent jurisdiction, and such other authorities as we have considered relevant. These authorities are subject to change at any time, possibly with retroactive effect, and any such change may affect the continuing validity of the opinions set forth herein. This opinion will not be updated for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof unless we are specifically engaged to do so. Our opinion neither relates to nor purports to cover the laws, regulations, or other legal authorities of any state, local, or foreign governmental authority, nor any tax or other governmental charge, other than the United States federal income tax matters expressly herein addressed.

Based on the foregoing, and subject to the assumptions, exceptions, limitations, and qualifications set forth herein, we are of the opinion that under current United States federal income tax law, although such discussion does not purport to discuss all possible United States federal income tax consequences of the purchase, ownership and disposition of the Series G Senior Notes, the discussion set forth in the Prospectus Supplement under the caption “Certain United States Federal Income Tax Considerations” is accurate in all material respects.

No ruling has or will be sought or obtained from the Internal Revenue Service regarding any of the matters on which we have opined. Moreover, this opinion is not binding upon the Internal Revenue Service or the courts and as such does not provide a guarantee of result. Thus, no assurance can be given that the Internal Revenue Service will not take positions contrary to those stated herein or that a court would not uphold such contrary positions, potentially with adverse tax consequences.

We express no opinions other than those expressed in this opinion. We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K and to references to our firm under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ McGuireWoods LLP